One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424

404-881-7000 Fax:404-881-7777 www.alston.com

Jason W. Goode	Direct Dial: 404-881-7986	E-mail: jason.goode@alston.com
August 20, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Green Realty Trust, Inc. Amendment No. 2 to Registration Statement on Form S-11 File No. 333-147514
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Green Realty Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated January 30, 2008 regarding Amendment No. 1 to the Issuer’s registration statement on Form S-11 and the prospectus it contains. The Issuer has filed today an amended registration statement (“Amendment No. 2”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.
General
1.	Comment: We reissue prior comment 6. Although related-party information appears in a number of different places throughout the filing, please also include such information under a separate heading. Such disclosure will allow investors to more readily access the information required by Item 23 of Form S-11.

Response: Separate disclosure regarding related-party information has been added on page 93 under the heading entitled “Certain Relationships and Related Party Transactions” to address the Staff’s comment.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Silicon Valley • Washington, D.C.

Ms. Karen J. Garnett
August 20, 2008

Prospectus Summary, page 1
Green Buildings, page 1
2.	Comment: We note your response to prior comment 7. Please revise your disclosure to include the fact that you will not require all tenants to build out or operate leased space in environmentally-friendly ways. Provide similar disclosure in your description of investment strategy on page 44. In addition, please add risk factor disclosure to discuss the impact on your business should tenants neglect to build out or operate leased space in environmentally-friendly ways.

Response: Additional disclosure has been added on pages 3-4 and 46 to indicate that the Issuer will not require all tenants to build out or operate leased space in compliance with green certification guidelines. A new risk factor also has been added on page 18 to address the Staff’s comment. Please note that the Issuer does not believe the lack of a mandate for tenants to build-out their spaces in compliance with green guidelines is an additional risk that will result in a diminution of property value or any risk other than the potential inability to maximize the anticipated revenue that is discussed in the new risk factor.
Our Affiliates, page 4
3.	Comment: We note your response to prior comment 11. Please disclose the impact on your offering if IRE Investments were to become your dealer-manager midway through the offering process. For example, would the compensation arrangements and other material contractual arrangements with IRE be the same as those with your current dealer-manager?

Response: The compensation arrangements and other material contractual arrangements between the Issuer and the dealer manager are not expected to change when IRE Investments, Inc. assumes the role of dealer manager in the offering. Therefore, the Issuer does not anticipate that a change in the dealer manager during the offering process will have a discernible impact on the offering. In response to the Staff’s comment, the disclosure on page 126 has been revised to clarify this information.
Compensation to Our Advisor and Affiliates, page 5
4.	Comment: Please provide a separate line item reflecting the estimated acquisition expenses. We note that you have included this payment in the use of proceeds table on page 34. Provide similar disclosure in the

Ms. Karen J. Garnett
August 20, 2008

table on page 68. In addition, please provide an estimate of these expenses assuming your target leverage ratio, as indicated in the following comment.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 6 and 72 to add a separate line item for acquisition expenses.

5.	Comment: We note your response to prior comment 12; however, we continue to believe that disclosure of the estimated amount of acquisition fees and expenses is appropriate. Please revise the fee table to disclose these amounts assuming zero leverage, consistent with the disclosure on page 34, as well as the amount of leverage that you intend to target. You may also provide amounts based on a possible range of leverage or a maximum leverage amount. Provide conforming disclosure to the table on page 68.

Response: The disclosure in the tables on pages 6 and 72 has been revised in response to the Staff’s comment to provide estimated Acquisition Fees based on the sale of the minimum subscription amount and the maximum subscription amount, assuming a leverage ratio of 50%.
Investment Objectives, Strategy and Policies, page 44
Green Advisory Council, page 47
6.	Comment: We note your response to prior comment 25 and your related revised disclosure. Please disclose how you will determine who will provide such services and, to the extent you will be competing for such business with your Green Advisory Council members or their affiliates, please add related disclosure in the Conflicts of Interest section on page 75.

Response: The Issuer expects to utilize the expertise of its Green Advisory Council members to develop a selection of services that the Issuer can offer to tenants. The Issuer intends to offer such services by subcontracting with certain Green Advisory Council members and their affiliated firms. In determining who will provide selected services, the Issuer expects to make an assessment based on the knowledge, capacity, skills and rates charged in a specified service category. The Issuer does not expect to compete with the Green Advisory Council members in providing services to tenants. However, the Issuer has not entered into non-compete agreements with its Green Advisory Council members and their affiliated firms and thus cannot guarantee that tenants will not independently obtain competing services from such parties. Additional

Ms. Karen J. Garnett
August 20, 2008

disclosure has been added on pages 49 and 78 to address the Staff’s comment.
Management, page 56
Long Term Incentive Plan, page 59
7.	Comment: We note your response to prior comment 27. Please revise to clarify that your officers are not eligible to receive this compensation because you do not consider them to be employees. Also, please revise to state that you do not have any employees and that you have no current plans to hire employees who will receive direct compensation from the issuer.

Response: The Issuer currently does not have any employees and has no plans to hire employees who will be directly compensated by the Issuer. Each of the Issuer’s executive officers, including each executive officer who serves as a director, is employed by Insight Green REIT Advisor, LLC (the “Advisor”) and receives compensation for his services, including services performed on the Issuer’s behalf, from the Advisor. Although the Issuer will indirectly bear some of the costs of the compensation paid to the executive officers, either through fees or expense reimbursements paid to the Advisor, the Issuer does not intend to pay any compensation directly to the executive officers. There are no current plans to provide awards under the Long-Term Incentive Plan to the Issuer’s executive officers or to any directors that are not independent. However, as employees of the Advisor, the Issuer’s executive officers are eligible to participate in the Long-Term Incentive Plan and would be entitled to awards under such plan if a determination was made to issue such awards to them. The disclosure has been revised on page 62 to provide clarification in response to the Staff’s comment.
Federal Income Tax Considerations, page 101
REIT Qualification, page 101
8.	Comment: Please revise the second paragraph to reflect that you will operate in conformity with REIT requirements beginning with the 2008 calendar year, as stated in your Exhibit 8.1 opinion.

Response: The disclosure has been revised on page 104 to address the Staff’s comment.

Ms. Karen J. Garnett
August 20, 2008

Exhibits
9.	Comment: We note that the exhibit index indicates that you have filed the form of legal opinion and tax opinion. Please confirm to us that you will file final, executed opinions prior to requesting acceleration of the effective date of the registration statement.

Response: The Issuer agrees to file final conformed copies of the executed opinion letters prior to requesting acceleration of the effective date of the registration statement.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.

Sincerely,
/s/ Jason W. Goode

Jason W. Goode

Enclosures

cc:	Ms. Angela McHale, Division of Corporation Finance Mr. Wayne R. Hannah, III
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